SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2005.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .
Commission file number: 0-4957
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Educational Development Corporation Employee 401(k) Plan
10302 East 55th Place
Tulsa Oklahoma 74146
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Educational Development Corporation
10302 East 55th Place
Tulsa Oklahoma 74146
(918) 622-4522

REQUIRED INFORMATION
Item 4. Plan financial statements and schedules for the year ended February 28, 2005 have been prepared in accordance with the financial reporting requirements of ERISA.

PAGE NUMBER
IN THIS REPORT
Statements of Net Assets Available for Benefits as of February 28, 2005 and February 29, 2004	F-1
Statement of Changes in Net Assets Available for Benefits for the year ended February 28, 2005	F-2
Signature
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Educational Development Corporation Employee 401(k) Plan
By:	/s/ Randall W. White
Randall W. White, Trustee Date: September 26, 2005

Educational Development Corporation
Employee 401(k) Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF FEBRUARY 28, 2005

	2005	2004
INVESTMENTS
Participant directed, at fair value -
Employer common stock	$1,774,323	$1,670,729
Mutual funds	341,485	317,025

Total investments	$2,115,808	$1,987,754

F-1

Educational Development Corporation
Employee 401(k) Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED FEBRUARY 28, 2005

Dividends and interest	$18,700

Contributions by:
Employees	141,486
Employer	70,743
Rollover	4,878

Total contributions	217,107

Total additions	235,807
Less:
Distributions to former participants	199,848
Forfeitures	—

199,848

Net increase before realized gains and losses	35,959
Net realized and unrealized investment gains and (losses)	93,248
Plan expenses	(1,153)

Net increase in net assets	128,054
Net assets available for benefits, beginning of year	1,987,754

Net assets available for benefits, end of year	$2,115,808

F-2